Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SOMAXON PHARMACEUTICALS, INC.,

a Delaware corporation

Somaxon Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation, each eight shares of the Corporation’s common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Shares”) shall automatically be combined into one validly issued, fully paid and non-assessable share of common stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Corporation shall not issue fractional shares in connection with the Reverse Stock Split. Holders of Old Shares who would otherwise be entitled to receive a fraction of a share on account of the Reverse Stock Split shall receive, upon surrender of the stock certificates formerly representing the Old Shares, in lieu of such fractional share, an amount in cash equal to the product of (1) the closing sale price per share of the common stock as reported by The Nasdaq Capital Market on the last trading day preceding the Effective Time by (2) the number of Old Shares held by such holder that would otherwise have been exchanged for such fractional share interests.

SECOND: Upon the Effective Time, the introductory paragraph of the “Fourth” paragraph of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.0001 per share (“COMMON STOCK”) and Preferred Stock, par value $0.0001 per share (“PREFERRED STOCK”). The total number of shares the Corporation shall have the authority to issue is Thirty-Five Million (35,000,000), Twenty-Five Million (25,000,000) shares of which shall be Common Stock and Ten Million (10,000,000) shares of which shall be Preferred Stock.”

THIRD: This Certificate of Amendment shall become effective as of October 11, 2012 at 8 p.m. eastern time.

FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. A special meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on October 5, 2012, at which meeting the necessary number of shares were voted in favor of the proposed amendments. The stockholders of the Corporation duly adopted this Certificate of Amendment.

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been executed as of this 11th day of October, 2012.

SOMAXON PHARMACEUTICALS, INC.

By:	/s/ Richard W. Pascoe
Name: Richard W. Pascoe
Title: President and Chief Executive Officer